Scheichet & Davis, P.C.
                                Counselors at Law
                          767 Third Avenue - 24th Floor
                               New York, NY 10017
                                 (212) 688-3200
                               Fax: (212) 371-7634


                                                    March 15, 2005


George F. Ohsiek, Jr., Branch Chief
David DiGiacomo, Robyn Manuel
United States Securities and
Exchange Commission
Mail Stop 3-08
450 Fifth Street
Washington, D.C.  20549

                        Re: Janel World Trade, Ltd. Form 10-K for the Fiscal Year Ended September 30, 2004, File No. 333-60608, Filed December 28, 2004


Dear Mr. Ohsiek, Mr. DiGiacomo and Ms. Manuel:

      We are the attorneys for Janel World Trade, Ltd. (the "Company"). This letter is in response to your February 15, 2005 letter of comment (the "Letter") regarding the Company's Form 10-K Report for its fiscal year ended September 30, 2004.

      The Company will be responsive to each of the comments set forth in the Letter. All page references are to the page numbering in the EDGAR versions of the filings being mentioned.

             Form 10-K for the Fiscal Year Ended September 30, 2005
             ------------------------------------------------------

Item 7. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operations.
--------------


Results of Operations - Fiscal Year Ended September 30, 2004 Compared to Fiscal
-------------------------------------------------------------------------------
Year Ended September 30, 2005, page 15
--------------------------------------

      1. This comment suggests revisions to increase the transparency of the underlying causes of changes in results so as to provide a more detailed analysis of material year-to-year changes and trends, and to ensure discussion of each significant change in the line items of the statements of operations.

      The Company will implement the suggested revisions in future filings. In the MD&A of the Company's Form 10-Q for the first fiscal quarter ended December 31, 2004, filed February 16, 2005, the Company has included revisions in the first paragraph on page 7, under the heading Three Months Ended December 31, 2004 Compared to the Three Months Ended December 31, 2003, discussing the reasons for a significant decrease in revenue during the period; and in the discussion of SG&A expense on the top of page 8 focusing on the increase of SG&A expense as a percentage of revenue as compared to both the prior years' comparable period and the immediately preceding fourth quarter of fiscal 2004.

Results of  Operations - Fiscal Year Ended  September 30, 2003 Compared to
--------------------------------------------------------------------------
Fiscal Year Ended September 30, 2002, page 17
--------------------------------------------------------------------------

      2. The Company will emphasize GAAP income and results of operations in future filings, and will provide the requisite reconciliation and disclosure pursuant to Item 10(e)(A) of Regulation S-K whenever it presents non-GAAP financial information.

Liquidity and Capital Resources, page 19
----------------------------------------

      3. The Company will implement these suggested revisions in its future filings. As noted above, the MD&A in the last three paragraphs on page 8 of the Company's Form 10-Q filed February 16, 2005 includes an explanation of the significant decrease in both accounts receivable and accounts payable during the period. The last sentence of the second paragraph confirms that Janel's past cash flow performance is generally indicative of future cash flow performance.

      4. The Company's critical accounting policies have been provided on pages 10 and 11 of the Company's Form 10-Q filed February 16, 2005, together with a description of the assumptions and uncertainties that underlie those policies.

      5. Future filings will include a tabular discussion of contractual obligations pursuant to Item 303(a)(5) of Regulation S-K. In this connection, the Company notes that capitalized lease obligations aggregate approximately $700 per month, the rental expense on operating leases for the Fiscal Year Ended September 30, 2004 was $294,000 and that future obligations under non-cancelable leases are expected to decline over the next five years (see Notes 7 and 11 to the financial statements at September 30, 2004).

Current Outlook, page 20.
-------------------------

      6. Future filings will include a discussion of the estimated impact of both the acquisition and loss of significant customers, such as Ralph Lauren Childrenswear (this customer lost its Ralph Lauren license, its annual billings amounted to approximately $170,000). In this connection, in the second paragraph under Current Outlook on page 9 of the Company's Form 10-Q filed February 16, 2005, there is a brief discussion of management's review of the profitability of various customer accounts and its intention to focus on more profitable accounts, and the likely affect of that process on gross revenue during the fiscal year ending September 30, 2005.

Item 8. Financial Statements and Supplementary Data
---------------------------------------------------

General
-------

      7. The auditors have advised that the Company's valuation accounts related to allowances for doubtful accounts are not material. The allowance for doubtful accounts aggregated $31,413 at September 30, 2004, or less than 0.5% of total assets. In addition, the write-off of bad debts was immaterial in fiscal 2004, and reserves for depreciation (accumulated depreciation) and the changes in those accounts are not material. Depreciation expense is separately disclosed in the Consolidated Statements of Cash Flows.

Independent Auditors' Report
----------------------------

      8. The Form 10-K for 2004 will be amended to include the signed audit report.

Consolidated Statements of Operations
-------------------------------------

      9. In future filings the line item on the Statement of Operations captioned "freight forwarding revenues" will be changed to "revenues".

      10. Similarly, in future filings the line item on the Statement of Operations captioned "income before other items" will be changed to "income from operations," and the Company will include in income from operations each of the items referred to in subparagraphs b through d of paragraph 10 of the Letter.

Consolidated Statements of Changes in Stockholders' Equity
----------------------------------------------------------

      11. I am advised that the Company will, in fiscal year 2005, reclassify $250,000 between retained earnings and additional paid in capital retroactive to the first period presented. This is expected to have no affect on the net equity of the Company, but will only be a reclassification between capital accounts.

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

General.
--------

      12. I am advised that the disclosures referred to in paragraphs 26, and 37 through 39 of SFAS 131 are not required for the Company. The Company has only one business segment, a full service cargo transportation company, it has only domestic offices and has no foreign locations, and it has no single customer whose business accounts for 10% or more of the Company's revenue (the largest customer accounts for 6% of revenue).

      13. I am advised that the Company invoices its customers in U.S. Dollars only, and that the aggregate foreign exchange transaction gain or loss is insignificant. If applicable, the Company's future filings will disclose the aggregate foreign exchange transaction gain or loss included in net income for each period presented. Cash and Cash Equivalents

Cash and Cash Equivalents
-------------------------

      14. In future filings, the Company will revise its Cash and Cash Equivalents policy to disclose the nature and maturity of its cash equivalents, and will revise the related caption in the balance sheet to indicate that the line item represents both cash and cash equivalents.

Revenue Recognition
-------------------

      15. In future filings, the Company will revise its revenue recognition policy to clearly describe each of its revenue generating activities and separately explain its revenue recognition policy for each material source of revenue. Attached to this letter as supplemental information is Schedule A, which contains the proposed revision to the revenue recognition policy.

Note 6 - Note Payable - Bank
----------------------------

      16. There are no covenants associated with the Company's bank borrowings. Any future covenants will be disclosed.

Note 8 - Stockholders' Equity
-----------------------------

      17. On July 22, 2002, the market price of the Company's publicly traded common stock on the OTC Bulletin Board was $.01 per share, with no transactions in the stock for a considerable period of time prior to the date. The shares sold to employees and consultants on that date for a purchase price of $0.01 per share were vested upon issuance and restricted from sale for one year. Based upon the price quotations listed by the various broker/dealer market makers, and in view of the restriction on resale for at least one year, the Company concluded that the fair value of the restricted stock as of the date of sale was approximately $.007 per share. It therefore set the sale price at the market price.

      The Company concluded that there was no impact from that sale on its financial statements and statements of operations because the employees and consultants who purchased the stock did not pay less than fair market value for their shares. There were no issuances of shares of common stock by the Company to unrelated parties at that time.

Item 9A. Controls and Procedures.
---------------------------------

      18. The disclosure in this section, on page 12 of Company's Form 10-Q filed February 16, 2005, was corrected as suggested, and that disclosure will be continued in future filings.

      19. There have been no changes in internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recent fiscal quarters which has materially affected, or is reasonably likely to materially affect, the internal controls over financial reporting. Exhibits 31.1 and 31.2 have been appropriately revised in the Company's Form 10-Q filed February 16, 2004, and these revisions will continue in future filings.

Exhibit 31-Section 302 Certifications
-------------------------------------

      20. As noted above, Exhibits 31.1 and 31.2 have been appropriately revised, together with the disclosure set forth in Item 4 on page 12 in the Company's Form 10-Q filed February 16, 2004.

      As discussed in my telephone conversation with Robyn Manuel, the filing of the amendment to the Company's Form 10-K for the Fiscal Year Ended 2004 will be made as promptly as possible after the Company receives the staff's reply to this response letter. Upon request, marked copies of the amendment to the 10-K will be separately supplied to the staff.

      The Company's management appreciates the attention and cooperation of the staff with regard to this matter, and we look forward to hearing any additional comments or concerns as soon as possible.

                                                 Very truly yours,

                                                 SCHEICHET & DAVIS, P.C.

                                                 William J. Davis


cc:  James N. Jannello, President
     Janel World Trade Ltd.

     Brian Serotta and Robert Nowakoski,
     Paritz & Company, P..A.

                                   SCHEDULE A




REVENUES AND REVENUE RECOGNITION


      Airfreight, ocean freight and custom brokerage services revenue include the charges to the Company for carrying the shipments and customs clearance. Revenues recognized in other capacities include only the commissions and fees earned and are recognized upon completion of the services.

      Revenues related to export shipments are recognized at the time the freight is tendered to a direct carrier at origin. Revenues related to import shipments are recognized upon presentation of the entry for customs clearance. All other revenues, including break-bulk services, local transportation, distribution services and logistics management, are recognized upon performance. Revenues from all categories are recorded on a gross basis as is standard industry practice.